NO ACT

PE
11-26-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001006

January 6, 2009

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Received SEC
JAN 06 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-09

Re: Bank of America Corporation
Incoming letter dated November 26, 2008

Dear Mr. Gerber:

This is in response to your letters dated November 26, 2008 and December 3, 2008 concerning the shareholder proposal submitted to Bank of America by Nick Rossi. We also have received a letter on the proponent's behalf dated December 9, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
JAN 26 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated November 26, 2008

The proposal recommends that the board take steps necessary to adopt cumulative voting.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 3, 2008

Rule 14a-8

BY EMAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we submitted a request concerning the above referenced shareholder proposal on November 26, 2008. That submission inadvertently contained references to the date of the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") and the date on which the Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") as being in 2008 rather than 2009. Please note the correct dates, which are as follows: (i) the Corporation's 2009 Annual Meeting is scheduled to be held on or about April 29, 2009, and (ii) the Corporation intends to file its definitive proxy materials with the Commission on or about March 18, 2009.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 9, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Bank of America Corporation (BAC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Nick Rossi

Ladies and Gentlemen:

This is the first response to the company November 26, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement (emphasis added):

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders ***recommend*** that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

After the company has had the opportunity to read the above words "Shareholders *recommend*" the company disingenuously launches an argument about shareholders "madat[ing] the board."

The company seems to argue that most shareholder proposals should be excluded unless they are preceded with "recommend" and conclude with "if the board wants to take such action."

The company then engages in a what-if (red herring) discussion about text that might have been in the proposal about adopting cumulative voting without amending the Certificate and then draws a gratuitous conclusion.

The company also fails to note that the proposal does not call for unilateral action by the board and then the company inflates an argument based on the company-introduced false premise.

The company introduces false analogies of cases like *Pfizer Inc.* (March 7, 2008) where the key argument was that the proposal did not have text for the board "to take the steps necessary."

The company even introduces *Wal-Mart Stores Inc.* (March 20, 2007) as a proposal which survived a no action request and which has the text: "Resolved: Cumulative Voting. Shareholders recommend that our Board (take all the steps in their power to) adopt cumulative voting" which does not seem to have a material difference with the text in this proposal, "Shareholders recommend that our Board take steps necessary to adopt cumulative voting."

Then the company argues in effect that any rule 14a-8 proposal which requires a shareholder vote is per se excludable because the board cannot guarantee that shareholders will approve any proposal.

Xerox Corporation (February 23, 2004) is a false precedent regarding the above argument because the Xerox proposal called for only the board to act when shareholder approval was also needed:
"BE IT RESOLVED, that the shareholders of Xerox Corporation request that the Board of Directors amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings."

SBC Communications Inc. (January 11, 2004) is another false precedent because the proposal was curable by simply being recast as a recommendation (emphasis added):
WSB No.: 0202200407
Public Availability Date: Sunday, January 11, 2004

Act Section Rule
1934 14(a) 14a-8

Abstract:
...A shareholder proposal, which directs that this company's board be reduced from 21 to 14 individuals, may be omitted from the company's proxy material under rule 14a-8(i)(2) and (i)(6) on the grounds that it would cause the company to violate state law and therefore be beyond its power to implement unless the ***proponent provides*** the company, within seven days after receipt of the staff's response, with ***a proposal recast as a recommendation*** or request. The proposal may not be omitted in its entirety under rule 14a-8(i)(3). However, the staff states that a portion of the supporting statement may be omitted as materially false or misleading under rule 14a-9, unless the proponent provides the company, within seven calendar days after receipt of the staff's response, with a proposal revised in the manner indicated.

For these reasons, and emphasizing the false company precedents which taint the entire company letter, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

November 26, 2008 Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated October 17, 2008 (the "Proposal") from Nick Rossi (the "Proponent"), for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2008.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that

it may exclude the Proposal;

2. Six copies of the Proposal; and

3. Six copies of the opinion Richards, Layton & Finger, P.A.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal recommends that the "Board take steps necessary to adopt cumulative voting." (emphasis added) The Proposal also provides the Proponent's definition of cumulative voting.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(2) and (i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Corporation is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as **Exhibit B** (the "RLF Opinion"), the Corporation believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Corporation to violate the General Corporation Law of the State of Delaware (the "DGCL").

The Proposal is vague as to the method in which the Board should "take steps necessary to adopt" cumulative voting. Although the Commission has stated in Staff Legal Bulletin No. 14D ("SLB 14D") dated November 7, 2008, Question B, that the Commission's Staff "may permit the proponent to revise the proposal to provide that the board of directors 'take the steps necessary' to amend the company's charter," the "steps necessary" to amend the Corporation's Amended and Restated Certificate of Incorporation (the "Certificate") cannot be completed by unilateral board action. The "steps necessary" to amend the Certificate include the requirement that no amendment be submitted for stockholder adoption unless the Board has determined, in the exercise of its fiduciary duties, that such amendment is "advisable." This "advisability" requirement must be satisfied by the Board in the good faith exercise of its fiduciary duties and may not be delegated to stockholders. *See, e.g., Smith v. Van Gorkom*, 488 A.2d 858, 888 (Del. 1985) (discussing the analogous "advisability" declaration requirement under DGCL § 251). Thus, the stockholders, cannot, through implementation of the Proposal, effectively mandate the Board to determine the advisability of an amendment to the Certificate because, under Delaware law, the Board is required to make its own independent determination and the fact that a majority of the stockholders may want to implement the Proposal is not dispositive. *See, e.g., Paramount Communications Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del.Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), *aff'd*, 571 A.2d 1140 (Del. 1989). To the extent that the Proposal would remove from the Board its discretion regarding whether to approve, and declare the advisability of, an amendment to the Certificate implementing the Proposal, it violates Delaware law. SLB 14D does not accurately reflect the clear requirements of Delaware law. *See* RLF Opinion.

As more fully described in the RLF Opinion, insofar as the Proposal intends to recommend that the Board take steps to adopt cumulative voting by any means other than an amendment to the Certificate, the Proposal would, if implemented, cause the Corporation to violate state law. Specifically, Section 214 of the DGCL provides that a Delaware corporation may provide the corporation's stockholders with cumulative voting rights only through its certificate of incorporation. *See* 8 Del. C. § 214 (stating that "[t]he certificate of incorporation of any corporation may provide" for cumulative voting); *see also Standard Scale & Supply Corp. v. Chappel*, 141 A. 191 (Del. 1928) (shares voted cumulatively in an election of directors counted on a "straight" basis because the certificate of incorporation did not provide for cumulative voting); *McIlquham v. Feste*, 2001 WL 1497179, at *5 (Del. Ch. Nov. 16, 2001) (noting that "because the [defendant corporation's] certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected").

The Corporation's Certificate does not provide for cumulative voting with respect to director elections. As noted in the RLF Opinion, "[t]he Delaware courts have repeatedly held that where the [DGCL] provides that a particular type of voting or governance mechanism may be implemented by a certificate of incorporation provision and does not specify some other means of implementation, then the only means of implementing such mechanism is by a certificate of incorporation provision." Although the Proposal is vague as to the suggested manner of adoption, insofar as the Proposal intends to recommend that the Board take steps to adopt cumulative voting by any method other than an amendment to the Certificate, the Proposal would, if implemented, cause the Corporation to violate Section 214 of the DGCL. The Division previously has concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(2) when the proposal requested that a company's board of directors adopt cumulative voting either as a bylaw or as a long-term policy, rather than as an amendment to the corporation's certificate of incorporation. *See AT&T Inc.* (February 7, 2006).

Moreover, as explained more fully in the RLF Opinion, Delaware law requires bilateral action by the board and stockholders to amend a corporation's certificate of incorporation. Pursuant to Section 242 of the DGCL, in order for a corporation to amend its certificate of incorporation, the board of directors must first adopt a resolution setting forth the amendment proposed, declare the advisability of the amendment and call a meeting at which the stockholders may vote on the amendment. Second, a majority of the outstanding stock entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote on the amendment must affirmatively vote in favor of the amendment to the corporation's certificate of incorporation. *See* 8 Del. C. § 242(b)(1). As set forth in the RLF Opinion, the Delaware Supreme Court has required strict compliance with this two-step procedure. *Williams v. Geier*, 671 A.2d 1368 (Del. 1996). As addressed in the RLF Opinion, "where a specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement the mechanism."

Further, it is undisputed that the decision whether to deem an amendment to a corporation's certificate of incorporation advisable is vested in the discretion of the board of directors, subject to the directors' fiduciary duties. By requiring the Board to "take the steps necessary" to implement cumulative voting, the Proposal would impermissibly limit the directors' exercise of their fiduciary duties in determining whether such amendment is advisable and would **require** them to support and propose such amendment to the Corporation's stockholders. *See* Bank of America Corporation SEC No-Action letter (Feb. 2, 2005) (proposal requesting that the board take the "necessary steps" to amend the corporation's governing instruments was found excludable under Rule 14a-8(i)(2) because implementation would violate state law). As discussed in the RLF Opinion, the Delaware Supreme Court recently invalidated "a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful 'short slate,' because the bylaw limited the directors' exercise of 'their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all.'" *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008). In CA, the Court stated that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties." *Id.* at 238.

The RLF Opinion also points to an analogous context in which directors must recommend action to stockholders - the approval of mergers under Section 251 of the DGCL. DGCL Section 251, like DGCL Section 242(b), requires a declaration of advisability by a corporation's board. As stated in the RLF Opinion, "Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law." Further the RLF Opinion states that "a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the [DGCL]." Requiring the Board to "put" the Proposal to the Corporation's stockholders would therefore violate the Board's fiduciary duty to determine whether an amendment to the Certificate implementing cumulative voting is advisable and in the best interests of the Corporation and its stockholders.

The Division has recently concurred in the exclusion of several stockholder proposals submitted by the Proponent, or his representative, with virtually identical resolutions recommending that the board of directors of a company incorporated in the state of Delaware "adopt cumulative voting." Specifically, the Staff has granted no-action relief in reliance on Rule 14a-8(i)(2) and Rule 14a-8(i)(6), in each instance noting that "in the opinion of your counsel, implementation of the proposal would cause [the corporation] to violate state law." *Pfizer Inc.* (March 7, 2008) and *Citigroup Inc.* (February 22, 2008) (together, the "*2008 Letters*").[1] The stockholder proposals in the 2008 Letters, as well as the Proposal, are distinguishable from the cumulative voting stockholder proposal in *Wal-Mart Stores, Inc.* (March 20, 2007), where the Division did not to concur in the omission of a stockholder proposal requesting that the corporation's board of directors "take all the steps in their power" to adopt cumulative voting. In contrast to Wal-Mart, the Proposal and the proposals in the 2008 Letters recommend that the Board take the steps necessary "to adopt cumulative voting," which it is not empowered to do under Section 242 of the DGCL.

[1] The Proponent or his representative has attempted to cure the defects present in the proposals contained in the 2008 Letters by inserting the words "take steps necessary" before "to adopt cumulative voting" in his Proposal. However, for the reasons set forth herein, the implementation of a proposal "to adopt cumulative voting" is substantively identical under Delaware law to a proposal to "take steps necessary to adopt cumulative voting." Both versions of the proposal will cause the Corporation to violate Delaware law.

Accordingly, for the reasons set forth above and as supported by the RLF Opinion, the Corporation believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Corporation to violate applicable state law.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

The Corporation believes that it may properly omit the Proposal from the proxy materials for its 2009 Annual Meeting pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal. Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." As noted above, the Proposal cannot be implemented without (i) the Board, upon exercise of its fiduciary duties, finding that the Proposal is advisable and in the best interest of the Corporation and (ii) obtaining the requisite stockholder approval to amend the Certificate. Both of these steps are required in order to take the "steps necessary to adopt cumulative voting." As noted above, if the Board does not fulfill its fiduciary obligations, it will violate Delaware law. In addition, the Corporation cannot compel stockholders to approve the necessary amendment to the Certificate. Accordingly, the Corporation lacks the power and authority to "take the necessary steps to approve cumulative voting. Further, any attempt to adopt cumulative voting in the absence of a recommendation by the Board or stockholder approval would necessarily cause the Corporation to violate Delaware law. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require the company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Based on the foregoing, the Corporation lacks the power and legal authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

HUNTON&
WILLIAMS

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

EXHIBIT A

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972
FX: 704 386-6699

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 17, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of Nick Rossi

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "High Concern" in CEO Pay – $24 million.
  - "High Governance Risk Assessment."
- We did not have an Independent Chairman – Independence concern.
- We had no shareholder right to act by written consent.
- We had 16 directors – Unwieldy board concern and potential CEO dominance.
- Two directors had potentially compromising non-director links to our company – Independence concern:
  - Frank Bramble
  - Charles Gifford

Additionally:

- Our directors served on eight boards rated "D" by the Corporate Library in addition to our D-rated board:

Charles Gifford	CBS Corporation (CBS)
	Chairman of the CBS Nomination Committee
Thomas Ryan	Yum! Brands (YUM)
	On the Yum! Brands executive pay and nomination committees
Thomas Ryan	CVS Caremark Corporation (CVS)
	Served as CVS CEO and Chairman
Walter Massey	McDonald's (MCD)
Jacquelyn Ward	Sanmina-SCI Corporation (SANM)
Jacquelyn Ward	WellPoint (WLP)
Monica Lozano	Walt Disney (DIS)
Tommy Franks	CEC Entertainment (CEC)

• Six directors were designated as "Problem Directors" due to their involvement with the FleetBoston board, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity.
• Three members of our audit committee were "Problem Directors:"
William Barnet
John Collins
Thomas May

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

EXHIBIT B

RICHARDS LAYTON & FINGER

November 25, 2008

Bank of America Corporation
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte, NC 28255

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Nick Rossi (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 29, 2004 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on January 24, 2007 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

Section 214 of the General Corporation Law addresses cumulative voting by stockholders of Delaware corporations and provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the

> number to be voted for, or for any 2 or more of them as such holder may see fit.

8 Del. C. § 214. Thus, Section 214 of the General Corporation Law provides that the certificate of incorporation of a Delaware corporation may provide the corporation's stockholders with cumulative voting rights in the election of directors. See, e.g., 1 Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 214.1, at GCL-VII-127 (2008-1 Supp.) ("Section 214 permits a corporation to confer cumulative voting rights in its certificate of incorporation."). The Company's Certificate of Incorporation does not provide for cumulative voting.

Under Delaware law, a corporation may only provide its stockholders with the right to cumulative voting through a specific provision of its certificate of incorporation. A corporation may not authorize such right through any other means, including a bylaw provision or board-adopted policy. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court found that ballots for the election of directors of Standard Scale & Supply Company ("Standard") that had been voted cumulatively had to be counted on a straight vote basis since Standard's certificate of incorporation did not provide for cumulative voting. The Court stated:

> The laws of Delaware only allow cumulative voting where the same may be provided by the certificate of incorporation. It is conceded that the certificate of incorporation of the company here concerned does not so provide ... We think the Chancellor was entirely correct in determining that the ballots ... should be counted as straight ballots[.]

Id. at 192. See also McIlquham v. Feste, 2001 WL 1497179, at *5 (Del. Ch. Nov. 16, 2001) ("Finally, because the MMA certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected."); Palmer v. Arden-Mayfair, Inc., 1978 WL 2506, at *2 (Del. Ch. July 6, 1978) ("In addition, since the certificate of incorporation of Arden-Mayfair does not provide for the election of directors by cumulative voting, its directors are elected by straight ballot."); 2 David A. Drexler et al., Delaware Corporation Law & Practice § 25.05, at 25-8 – 25-9 (2007) ("Under Section 214, a corporation may adopt in its certificate of incorporation cumulative voting either at all elections or those held under specified circumstances, but unless the charter so provides, conventional voting is applicable.") (emphasis added); 5 William Meade Fletcher et. al., Fletcher Cyclopedia of Private Corp. § 2048 (2007) (providing that "[m]ost jurisdictions have opted for provisions under which shareholders do not have cumulative voting rights unless authorized by the articles of incorporation" and citing Delaware as one such jurisdiction) (emphasis added); 2 Model Business Corporation Act, Official Comment to Section 7.28, at 7-214 (4th ed. 2008) ("Forty-five jurisdictions allow but do not require a corporation to have cumulative voting for directors. Permissive clauses take one of two forms: either the statutory provision allows cumulative voting only if the articles of incorporation expressly so provide (opt-in), or the statutory provision grants cumulative voting unless the articles of incorporation provide otherwise (opt-out). Thirtyfour jurisdictions have 'opt-in' provisions: Alabama, Arkansas, Connecticut, Delaware ....") (emphasis added); 18B Am. Jur. 2d Corporations § 1209 (2007) ("A shareholder may demand cumulative voting where it is allowed under the certificate of incorporation"). Thus, the foregoing authorities confirm that Section 214 of the General Corporation Law should be read to provide that cumulative voting may be implemented exclusively by a certificate of incorporation provision.

The Delaware courts have repeatedly held that where the General Corporation Law provides that a particular type of voting or governance mechanism may be implemented by a certificate of incorporation provision and does not specify some other means of implementation, then the only means of implementing such mechanism is by a certificate of incorporation provision. For example, Section 228 of the General Corporation Law provides that stockholders may act by written consent "[u]nless otherwise provided in the certificate of incorporation." 8 Del. C. § 228(a). In Datapoint Corp. v. Plaza Sec. Co., 496 A.2d 1031 (Del. 1985), the Delaware Supreme Court held that a bylaw provision that purported to limit stockholder action by written consent was invalid. The Court stated:

> This appeal by Datapoint Corporation from an order of the Court of Chancery, preliminarily enjoining its enforcement of a bylaw adopted by Datapoint's board of directors, presents an issue of first impression in Delaware: whether a bylaw designed to limit the taking of corporate action by written shareholder consent in lieu of a stockholders' meeting conflicts with 8 Del. C. § 228, and thereby is invalid. The Court of Chancery ruled that Datapoint's bylaw was unenforceable because its provisions were in direct conflict with the power conferred upon shareholders by 8 Del. C. § 228. We agree and affirm.

Id. at 1032-3 (footnotes omitted).

Similarly, Section 141(a) of the General Corporation Law provides that Delaware corporations "shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Thus, Section 141(a) requires that any limitation on the board's managerial authority be set forth in a corporation's certificate of incorporation (unless set forth in another provision in the General Corporation Law). In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court invalidated a provision in a rights plan which restricted the ability of a future board of directors of Quickturn Design Systems ("Quickturn") to exercise its managerial duties under Section 141(a) on the basis that the contested provision was not contained in Quickturn's certificate of incorporation. The Court stated:

> The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected

> board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months.... Therefore, we hold that the [contested provision] is invalid under Section 141(a).

Id. at 1291-92 (emphasis in original). Additionally, Section 141(d) of the General Corporation Law provides: "The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation." 8 Del. C. §141(d) (emphasis added). In Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998), the Delaware Court of Chancery invalidated a provision in a stockholder rights plan which purported to give directors different voting rights since "[a]bsent express language in the charter, nothing in Delaware law suggests that some directors of a public corporation may be created less equal than other directors." Cf. 18A Am. Jur. Corporations § 855 (2007) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute."). Thus, where a specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement the mechanism.

The Company's Certificate of Incorporation presently does not provide for cumulative voting. Because the Proposal recommends that the Board of Directors (the "Board") of the Company "take steps necessary to adopt cumulative voting," which may only be granted to stockholders by a provision of the Certificate of Incorporation, implementation of the Proposal would require an amendment to the Certificate of Incorporation. Any such amendment could only be effected in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. Specifically, Section 242 provides:

> Every amendment [to the Certificate of Incorporation] ... shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders.... If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed,

> acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1). See also 1 R. Franklin Balotti & Jesse A. Finkelstein The Delaware Law of Corporations & Business Organizations § 8.10 (2007 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law."). Thus, a board of directors has a statutory duty to determine that an amendment to the certificate of incorporation is advisable prior to submitting it for stockholder action. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381. See also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Ctrs., Inc., 1997 WL 257463, at *14 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); 2 David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04, at 32-9 (2007) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely."); 1 Balotti & Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-20 (2007 Supp.) ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders.").

It is undisputed that the decision whether to deem an amendment to the certificate of incorporation advisable is vested in the discretion of the board of directors, subject to the directors' fiduciary duties. Because the Proposal would impermissibly limit the directors' exercise of their fiduciary duties in determining whether to deem such amendment advisable, implementation of the Proposal would be invalid under the General Corporation Law.

That the Proposal is invalid because it would impermissibly limit the directors' exercise of their fiduciary duties is consistent with the Delaware Supreme Court's recent decision in CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227 (Del. 2008). In CA, the Court invalidated a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate," because the bylaw limited the directors' exercise of "their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." Id. at 240. The Court stated that such bylaw "would violate the prohibition, which our decisions have derived from Section 141(a), against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." Id. at 238 (citing Paramount Communications, Inc. v. QVC Network, Inc., 637 A.2d 34 (Del. 1994); Quickturn, 721 A.2d 1281). In reaching this decision, the Court noted that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties," id. at 238, and pointed to prior authority in which contractual provisions were found to be invalid because they would "impermissibly deprive any newly elected board of both its statutory authority to manage the corporation under 8 Del. C. § 141(a) and its concomitant fiduciary duty pursuant to that statutory mandate." Id. at 239. Just as the bylaw at issue in CA was invalid because it restricted the board's ability to exercise its fiduciary duty to determine whether to reimburse a dissident stockholder's proxy expenses, the Proposal, if implemented, would likewise impermissibly restrict the Board from exercising its fiduciary duty to determine the advisability of an amendment to the Certificate of Incorporation.

In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law, like Section 242(b), requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action.[1] The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [the corporation] and its stockholders.") (emphasis added); accord Jackson v. Turnbull, 1994 WL 174668 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger

[1]See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting on the agreement.").

approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251(b) of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval"). The "steps necessary" to amend the Certificate of Incorporation include the requirement that no amendment be submitted for stockholder adoption unless the Board has determined that such amendment is "advisable." This "advisability" requirement must be satisfied by the Board in the good faith exercise of its fiduciary duties, and may not be delegated to the stockholders. See, e.g., Smith, 488 A.2d at 888 (discussing the "advisability" declaration requirement under Section 251(b) of the General Corporation Law). Accordingly, the Board could not commit to implement the Proposal, because doing so would result in the Board's abdication of its statutory duty to determine the advisability of an amendment to the Certificate of Incorporation prior to submitting it to a stockholder vote.

Even if the stockholders were to adopt the Proposal, the Board is not required to follow the wishes of a majority in voting power of the shares because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams, 671 A.2d at 1380-81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face."); cf. Kahn v. Lynch Commc'n Sys., Inc., 638 A.2d 1110, 1113 (Del. 1994) ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation.'") (citation and emphasis omitted). Indeed, in our experience, many institutional investors vote on such proposals in accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible for making under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Smith, 488 A.2d at 887 (holding board not permitted to take a noncommittal position on a merger and "simply leave the decision to [the] stockholders").[2] Because the Board owes a fiduciary duty to the Company and "all" stockholders, the Board must also take into account the interests of the stockholders who do not vote in favor of the Proposal, and those of the Company generally. Thus, the stockholders cannot, through implementation of the Proposal, direct the Board to declare an amendment to the Certificate of Incorporation advisable because the Board is required to make its own independent determination and the fact that a majority of the stockholders vote in favor of the Proposal is not dispositive. See, e.g., Paramount Communications Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). To the extent that the Proposal would remove from the Board its discretion regarding whether to approve, and declare the advisability of, an amendment to the Certificate of Incorporation implementing the Proposal, it violates Delaware law.

In summary, the Board could not "take steps necessary to adopt cumulative voting" as contemplated by the Proposal because doing so would require the Board to abdicate its statutory obligation to determine the advisability of an amendment to the Certificate of Incorporation. Moreover, implementation of the Proposal would be invalid under the General Corporation Law because it would impermissibly limit the directors' exercise of their fiduciary duties in determining whether to deem such amendment advisable.

Finally, we note that the Securities and Exchange Commission (the "SEC") recently has granted no-action relief in response to several stockholder proposals with substantially similar resolutions recommending that the board of directors of a company incorporated in the state of Delaware "adopt cumulative voting." For example, the SEC granted no-action relief to Time Warner Inc. to exclude a stockholder proposal which recommended that the board of directors "adopt cumulative voting." Time Warner Inc. argued to exclude this proposal from its proxy statement under Proxy Rule 14a-8(i)(2) as a violation of Delaware law. Time Warner Inc. submitted a legal opinion of Richards, Layton & Finger, P.A. that concluded that the proposal, if adopted by the stockholders and implemented by the board of directors of Time Warner Inc., would be invalid under the General Corporation Law, on the grounds that any

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[2] The Court of Chancery, however, recently held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). The case of a board reaching an agreement with stockholders on what is advisable and in the best interests of the corporation and its stockholders—as was the case in UniSuper—in order to induce the stockholders to act in a certain way which the board believed to be in the best interests of stockholders, is different from the case of stockholders attempting to unilaterally direct the Board's statutory duty to determine whether an amendment to the corporation's certificate of incorporation is advisable (as is the case with the Proposal).

such amendment to the certificate of incorporation to provide for cumulative voting could not be unilaterally implemented by the board of directors. The SEC granted Time Warner Inc.'s request for no-action relief under Proxy Rule 14a-8(i)(2), noting that "in the opinion of your counsel, implementation of the proposal would cause Time Warner to violate state law. See Time Warner Inc. SEC No-Action letter (Feb. 26, 2008). See also American International Group, Inc. SEC No-Action letter (Mar. 28, 2008); Raytheon Company SEC No-Action letter (Mar. 28, 2008); Schering-Plough Corporation SEC No-Action letter (Mar. 27, 2008); Exxon Mobile Corporation SEC No-Action letter (Mar. 24, 2008); JPMorgan Chase & Co. SEC No-Action letter (Mar. 24, 2008); Bristol-Myers Squibb Company SEC No-Action letter (Mar. 14, 2008); Northrop Grumman Corporation SEC No-Action letter (Feb. 29, 2008); PG&E Corporation SEC No-Action letter (Feb. 25, 2008); Citigroup, Inc. SEC No-Action letter (Feb. 22, 2008); The Boeing Company SEC No-Action letter (Feb. 20, 2008); AT&T, Inc. SEC No-Action letter (Feb. 19, 2008).

Moreover, the addition of the language "take the steps necessary" does not change the fact that implementation of the Proposal would cause the Company to violate Delaware law. The SEC has, on a number of occasions, permitted companies to exclude under Rule 14a-8(i)(2) stockholder proposals requesting that the board of directors "take the necessary steps" where the effect of the proposal would cause the company to violate state law. See Bank of America Corporation SEC No-Action letter (Feb. 2, 2005) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation would violate state law); SBC Communications Inc. SEC No-Action letter (Dec. 16, 2004) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law); The Allstate Corporation SEC No-Action letter (Feb. 3, 2005) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law).

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/TNP

END